

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2016

John Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, Colorado 80202

     Re: Chipotle Mexican Grill, Inc.
            Form 10-K for the year ended December 31, 2015
            Filed February 5, 2016
            File No. 001-32731

Dear Mr. Hartung:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Andrew Mew

                             Andrew Mew
                             Senior Assistant Chief Accountant
                             Office of Transportation and Leisure